[Key Energy Services, Inc. Letterhead]

April 11, 2017

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Karina Dorin

Re:	Acceleration Request for Key Energy Services, Inc.
Registration Statement on Form S-3 (File No. 333-216474)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Key Energy Services, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-216474 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:15 p.m. Eastern time, on April 13, 2017, or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Patrick S. Brown at Sullivan & Cromwell LLP at (310) 712-6603.

(Signature Page Follows)

Very truly yours, Key Energy Services, Inc.

By:	/s/ Katherine I. Hargis
Name:	Katherine I. Hargis
Title:	Vice President, Chief Legal Officer and Secretary

cc:	Patrick S. Brown

(Sullivan & Cromwell LLP)